Exhibit 99.1

Femto Technologies Inc. 2264 East 11th Avenue Vancouver, B.C., Canada Ph: +1 (604) 833-6820

NEWS RELEASE

Femto Technologies Inc. Announces Stock Repurchase Program

Vancouver, BC – May 15, 2025 – Femto Technologies Inc. (Nasdaq: FMTO) (the “Company” or “Femto”), a pioneering femtech company, announces that its Board of Directors has authorized a stock repurchase program (the “Stock Repurchase Program”) to repurchase up to 43,025 subordinate voting shares of the Company (the “Subordinate Voting Shares”), representing up to 5% of the issued and outstanding Subordinate Voting Shares as at the close of business on May 14, 2025. The Stock Repurchase Program will commence on May 20, 2025, and is expected to last for up to six months. The Stock Repurchase Program does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, suspended or discontinued at any time.

“Our stock repurchase authorization reflects the Board’s decision to support the company’s capital and increase shareholder value and return,” said Yftah Ben Yaackov, Chief Executive Officer. “We are confident in our ability to generate increasing amounts of free cash flow and are committed to continue to strategically deploy capital where we believe it can generate stockholder value.”

Under the Stock Repurchase Program, the Company may make repurchases, from time to time, through open market purchases. The value of the consideration paid by the Company for the Subordinate Voting Shares under the Stock Repurchase Program will not exceed the market price of the Subordinate Voting Shares on Nasdaq at the date of acquisition, as determined in accordance with National Instrument 61-104 Take-Over Bids and Issuer Bids.

The Company expects to fund the Stock Repurchase Program from existing cash and cash equivalents.

Femto’s Board of Directors and management believe that the market price of Femto’s stock does not reflect its underlying value. Accordingly, the Stock Repurchase Program allows Femto to allocate capital in a manner that reduces its issued and outstanding Subordinate Voting Shares and thereby enhances shareholder value.

About Femto Technologies Inc.

Femto Technologies Inc. (Nasdaq: FMTO) is a cutting-edge femtech company spearheading transformative advancements in wellness technology. With a strong emphasis on AI-driven solutions, Femto is dedicated to innovating products that enhance well-being through intelligent technology integration.

ABOUT SENSERA

Sensera is a feminine wellness device designed to bridge the gap between feminine pleasure and wellness, providing a holistic self-care experience that adapts to a woman’s changing needs. Sensera utilizes Femto’s proprietary Smart Release System (SRS) technology, including machine learning and AI, to enhance feminine wellness. Sensera is a CES Innovation Awards® 2025 Honorary in the AI category.

For more information on Sensera, please visit www.senserawellness.com and follow us on Instagram, Facebook, and YouTube.

MEDIA CONTACT

For product demonstration and media

Samantha Breen

Opportunity PR (for Sensera)

samantha@opportunitypr.com

+1 949.290.2834

COMPANY CONTACT

Gabi Kabazo

Chief Financial Officer

Tel: (604) 833-6820

e-mail: ir@femtocorp.com

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain statements that may be deemed “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and under Canadian securities laws. When used in this press release, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, and actual circumstances, events or results may differ materially from those projected in such forward-looking statements.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual events or developments may differ materially from those in forward-looking statements. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Company’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause actual results to differ materially from the statements made, including future financial performance, unanticipated regulatory requests and delays, final patents approval, and those factors discussed in filings made by the company with the Canadian securities regulatory authorities, including (without limitation) in the company’s management’s discussion and analysis for the year ended December 31, 2024 and annual information form dated March 31, 2025, which are available under the company’s profile at www.sedarplus.ca, and in the Company’s Annual Report on Form 20-F for the year then ended that was filed with the U.S. Securities and Exchange Commission on March 31, 2025. Should one or more of these factors occur, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. Any such forward-looking statements represent management’s estimates as of the date of this press release. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. Shareholders are cautioned not to put undue reliance on such forward-looking statements.